SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

ANTHONY CRANE RENTAL, L.P.

ANTHONY CRANE CAPITAL CORPORATION

(Name of Applicants)

800 Waterfront Drive

Pittsburgh, Pennsylvania 15222

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
9 3/8% Senior Notes Due 2008	$155,000,000 in principal amount

Approximate date of proposed public offering:    Upon completion of the Applicants’ Exchange Offer and Consent Solicitation (as each such term is defined herein), presently anticipated to be on or about April 11, 2003.

Name and address of agent for service:	With copies sent to:

Arthur J. Innamorato, Jr., President c/o Maxim Crane Works 800 Waterfront Drive Pittsburgh, Pennsylvania 15222	Lance Balk, Esq. Citigroup Center Kirkland & Ellis 153 East 53rd Street New York, New York 10022

THE APPLICANTS HEREBY AMEND THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL: (I) THE TWENTIETH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT; OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANTS.

GENERAL

1.	General Information.

(a)	Form of organization: Anthony Crane Rental, L.P. is a limited partnership (“Rental”). Anthony Crane Capital Corporation is a corporation (“Crane Capital” and, together with Rental, the “Applicants”).

(b)	States under the laws of which organized: Rental is organized under the laws of the State of Pennsylvania. Crane Capital is organized under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable.

The Applicants are consummating an Exchange Offer and Consent Solicitation as described in the offering memorandum attached hereto as Exhibit 3E, pursuant to which the Applicants will exchange each $1,000 face amount of their currently outstanding 10 3/8% Senior Notes Due 2008 (the “Old Notes”) for a new issuance $1,000 face amount of 9 3/8% Senior Notes Due 2008 (“New Notes”) (such exchange, to be known here in as the “Exchange Offer”). The New Notes will be issued under an indenture, which is the subject of this application, to be entered into by and among the Applicants and U.S. Bank National Association, as trustee (the “New Note Indenture”). A copy of the New Note Indenture is attached hereto as Exhibit 3C.

In connection with the Exchange Offer, the Applicants are seeking consents (the “Consent Solicitation”) to amend that certain indenture dated as of July 22, 1998 by and between the Applicants and U.S. Bank National Association, as successor trustee, pursuant to which the Old Notes were issued (the “Old Note Indenture”). Pursuant to the Consent Solicitation, the Old Note Indenture would be amended to remove substantially all the covenants from the Old Note Indenture and certain defaults or events of default under the Old Note Indenture.

The New Notes and the New Note Indenture will differ from the Old Notes and the Old Note Indenture in a number of ways. The interest on the New Notes accruing through and including the February 1, 2004 interest payment date will not be paid in cash, but will accrete as additional principal. Interest on the New Notes during this period, to the extent it accretes as additional principal, will accrete at a rate of 12 5/8% per annum. All interest accruing on the New Notes for periods after February 1, 2004 will be payable in cash on each interest payment date, beginning on August 1, 2004. Interest on the New Notes during this period will accrue at a rate of 9 3/8% per annum. The maturity date on the New Notes will be shortened six months to February 1, 2008. Also, the definition of “Permitted Indebtedness” in the Incurrence of Indebtedness and Issuance of Preferred Stock covenants under the New Note Indenture will be modified to allow the incurrence of debt under our credit facilities up to the amount that will be outstanding upon completion of the Exchange Offer. Lastly, the New Note Indenture will contain financial covenants 15% less restrictive than those contained in the amendments to Rental’s senior credit facility.

Ninety-nine percent of the outstanding partnership interests of Rental is owned by Anthony Crane Rental Holdings, L.P. (“Holdings”). Holdings, together with its wholly owned subsidiary Anthony Crane Holdings Capital Corporation (“Holdings Capital”), currently have outstanding $48,000,000 principal amount of 13 3/8% Senior Discount Debentures due 2009 (the “Old Debentures”). Concurrently with the Exchange Offer and Consent Solicitation with respect to the Old Notes discussed above, Holdings and Holdings Capital shall also complete an exchange offer and consent solicitation, on substantially the same terms as the Exchange Offer and Consent Solicitation, for the Old Debentures.

There have not been, and there are not to be, any sales of securities of the same class by the Applicants or by or through an underwriter at or about the same time as the Exchange Offer and Consent Solicitation.

In connection with the restructuring of the debt of the Applicants, the Applicants have retained CIBC World Markets Corp. to provide financial restructuring advice.

The Applicants believe that the issuance of the New Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(9) of the Securities Act, as an exchange by the Applicants with their existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. To the extent that Section 3(a)(9) does not exempt from registration the issuance of the New Notes, the Applicants are also relying upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Upon completion of the Consent Solicitation, the Applicants will pay a consent fee (the “Consent Fee”) in the aggregate amount of $1.4 million, payable pro rata (based on the principal amount of Old Notes held) to Holders of Old Notes who validly deliver their consent in the Consent Solicitation to the Indenture Amendments for the Old Note Indenture. This Consent Fee will payable in three installments: upon the issuance of the New Notes, on September 1, 2003 and on February 1, 2004.

AFFILIATIONS

3.	Affiliates.

See Item 4 for “Directors and Executive Officers” of the Applicants, some of whom may be deemed to be affiliates of the Applicants by virtue of their position, and Item 5 for owners of more than 10% of the Applicants’ voting securities, who may be deemed affiliates of the Applicants by virtue of their unit ownership.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a)	Current Directors and Executive Officers: The following tables set forth the names of, and offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act) of the Applicants. The mailing address for each director and executive officer is c/o Maxim Crane Works, 800 Waterfront Drive, Pittsburgh, Pennsylvania 15222.

Rental

Name	Position
Albert C. Bove	Chief Executive Officer
Arthur J. Innamorato, Jr.	President
Christopher B. Anderson	Vice President-Finance
Ronald M. Marmo	Vice President-Administration
N. Joseph F. Vaccarello	Vice President and Secretary
Harold E. Jones	Assistant Secretary
Mark R. Marmo	Assistant Secretary

Richard G. Minter, III	Assistant Secretary
Joseph A. Keefe	Assistant Secretary
Joseph M.Connelly	Assistant Secretary
Paul Edgerley	Member of the Board of ACR Management, L.L.C.
Robert C. Gay	Member of the Board of ACR Management, L.L.C.
Stephen M. Zide	Member of the Board of ACR Management, L.L.C.
Brian S. Murphy	Member of the Board of ACR Management, L.L.C.
James E. Haas	Member of the Board of ACR Management, L.L.C.
Wayne Carlisle	Member of the Board of ACR Management, L.L.C.
Eric Anthony	Member of the Board of ACR Management, L.L.C.

Crane Capital

Name	Position
Albert Bove	Chief Executive Officer, Director
Arthur J. Innamorato,Jr.	President, Director
Ronald M. Marmo	Vice President-Administration
N. Joseph Vaccarello	Vice President and Secretary
Christopher B. Anderson	Vice President-Finance

5.	Principal Owners of Voting Securities.

Holdings’ owns ninety-three and 48/100 percent (93.48%) of the outstanding partnership interests of Rental. The following table sets forth information for persons who own more than 10% of Holdings’ voting securities as of March 14, 2003.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF COMMON PARTNERSHIP INTERESTS ON A FULLY DILUTED BASIS	PERCENTAGE OF COMMON PARTNERSHIP INTERESTS ON A FULLY DILUTED BASIS
Bain/ACR, L.L.C.(1) c/o Bain Capital, Inc. Two Copley Place Boston, MA 02116	3,203,979.26	71.2%

Anthony Iron and Metal Company(2) c/o Dallas Holdings One Allegheny Airport West Mifflin, PA 15122	794,318.29	17.7%

Ray G. Anthony c/o Dallas Holdings One Allegheny Airport West Mifflin, PA 15122	794,318.29	17.7%

(1)	The limited liability company units of Bain/ACR, L.L.C. are held by Bain Capital Fund VI, L.P., BCIP Trust Associates II, BCIP Trust Associates II-B, BCIP Associates II, BCIP Associates U-B, BCIP Associates II-C and certain unrelated entities. Paul Edgerley, Robert C. Gay, Stephen M. Zide and Brian S. Murphy are affiliated with the aforementioned entities and may be deemed to beneficially own units held by entities in which they have an interest and, accordingly, to beneficially own the common partnership interests of Holdings held by such entities.

(2)	Mr. Anthony is an indirect owner of Anthony Iron and Metal Company (“AIM”). Accordingly, Mr. Anthony may be deemed to beneficially own interests owned by AIM. Mr. Anthony is the uncle of Eric Anthony, a member of the Board of Directors of Holdings.

Crane Capital is a wholly owned subsidiary of Rental.

UNDERWRITERS

6.	Underwriters.

(a)	Not applicable.

(b)	Not applicable.

CAPITALIZATION

7.	Capitalization.

(a)	The outstanding partnership interests of Rental as of March 14, 2003 were as follows:

Title of Partnership Interest	Interest Authorized	Interest Outstanding
Common Interest	94.48%	94.48%
Class A Preferred Interest	0.74	0.74
Class B Preferred Interest	3.33	3.33
Class C Preferred Interest	0.61	0.61
Class D Preferred Interest	0.84	0.84

The outstanding shares of capital stock of Crane Capital as of March 14, 2003 were as follows:

Title of Capital Stock	Shares Authorized	Shares Outstanding
Common	1,000	1,000

(b)	The common partnership units of Rental are each entitled to one vote per unit.

The shares of common stock of Crane Capital are each entitled to one vote per share.

8.	Analysis of Indenture Provisions.

The New Notes will be subject to the New Note Indenture. The following is a general description of certain provisions of the New Note Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit 3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Note Indenture.

A.	PAYMENT OF INTEREST AND PRINCIPAL

The Applicants shall pay or cause to be paid the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Applicants in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

The Applicants shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

B.	EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

The Indenture provides that each of the following constitutes an Event of Default: (a) default for 30 days in the payment when due of interest on the New Notes; (b) default in payment when due of the principal of or premium, if any, on the New Notes (whether by redemption or otherwise, including the failure to make a payment to purchase New Note tendered pursuant to a Change of Control Offer or a New Proceeds Offer); (c) failure by Rental or any of its Restricted Subsidiaries to comply with certain covenants included in the New Note Indenture (d) failure by Rental for 30 days after notice from the Holders of at least 25% of the outstanding principal amount of the New Notes to comply with any of its other agreements or covenants in the Indenture; (e) Rental fails to pay at final stated maturity the principal amount of any Indebtedness of Rental or any Restricted Subsidiary, which failure continues for at least 10 days, or the acceleration of the maturity of any Indebtedness which acceleration remains uncured for at least 10 days, the aggregate principal amount of all such defaulted Indebtedness aggregates $10.0 million or more at any time; (f) failure by the Applicants or any of their Significant Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (g) certain events of bankruptcy or insolvency with respect to Rental or any of its Significant Subsidiaries; (h) the Note Issuers shall fail to pay the Consent Fee when due and payable.

If any Event of Default (other than as set forth in (g) above) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all such New Notes to be due and payable immediately by notice in writing to the Applicants and the Trustee specifying the respective Event of Default and that such notice is a “notice of acceleration.” Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Rental, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding New Notes will become due and payable without further action or notice.

At any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of New Notes may rescind and cancel such declaration and its consequences (a) if the rescission would not conflict with any judgment or decree, (b) if all existing Events of Default have been cured or waived except nonpayment of principal of interest that has become due solely because of the acceleration, (c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (d) if the Applicants have paid the Trustee its reasonable compensation an reimbursed the Trustee for its expenses, disbursements and advances and (e) in the event of the cure or waiver of an Event of Default of the type described in clause (f) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived. The holders a majority in principal amount of New Notes may waive any existing Default or Event of Default under this Indenture, and it consequences, except a default in the payment of the principal of or interest on any New Notes.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Applicants with the intention of avoiding payment of the premium that the Applicants would have had to pay if the Applicants had elected to exercise their rights of optional redemption of the New Notes pursuant to the New Note Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to August 1, 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Applicants with the intention of avoiding the prohibition on redemption of the New Notes prior to August 1, 2003, then the premium set forth in the New Note Indenture for each of the years beginning on August 1 of such year shall also become immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.

C.	AUTHENTICATION AND DELIVERY OF THE NEW NOTES UNDER THE NEW NOTE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

The New Notes may be executed on behalf of the Applicants by any two of the following Officers of the Applicants: Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of the Applicants. If an officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note shall nevertheless be valid. A New Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

The Trustee shall, upon a written order of the Applicants signed by two Officers authenticate New Notes for original issue up to the aggregate principal amount stated in paragraph 4 of the New Notes. The aggregate principal amount of New Notes outstanding at any time may not exceed such amount such as provided in the New Note Indenture.

The Trustee may appoint an authenticating agent acceptable to the Applicants to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the New Note Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent, as defined in the New Note Indenture, to deal with Holders or affiliates of the Applicants.

The Applicants will not receive any proceeds from the issuance of the New Notes.

D.	RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

The Note Liens will be released: (i) in whole, upon payment in full of the principal of, accrued and unpaid interest and premium, if any, on the Notes and payment in full of all other Obligations under the Notes that are due and payable at or prior to the time such principal, accrued and unpaid interest and premium, if any, are paid; (ii) in whole, upon satisfaction and discharge of the Indenture; (iii) in whole, upon a legal defeasance or covenant defeasance pursuant to Article 8 of the Indenture; (iv) in part, as to any property constituting Collateral that (a) is sold or otherwise disposed of by the Company or one of its Subsidiaries in a transaction permitted by the Indenture, at the time of such sale or disposition, to the extent of the interest sold or disposed of, or (b) is owned or at any time acquired by a Subsidiary that has been released from its Subsidiary Guarantee, concurrently with the release of such Subsidiary Guarantee; or (v) in part, as to any specific item of Collateral, as provided in the Intercreditor Agreement.

E.	SATISFACTION AND DISCHARGE

Legal Defeasance and Covenant Defeasance

The Applicants may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding New Notes (“Legal Defeasance”) except for (a) the rights of Holders of outstanding New Notes to receive payments in respect of the principal of, premium, if any, and interest on such New Notes when such payments are due from the trust referred to below, (b) the Applicant’s obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (c) the rights, powers, trusts, duties and immunities of the Trustee, and the Applicant’s obligations in connection therewith, and (d) the Legal Defeasance provisions of the New Note Indenture. In addition, the Applicants may, at their option and at any time, elect to have the obligations of the Applicants released with respect to certain covenants that are described in the New Note Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer constitute an Event of Default with respect to the New Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance, (a) the Applicants must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and liquidated damages on the outstanding New Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Applicants must specify whether the New Notes are being defeased to maturity or to a particular redemption date; (b) in the case of Legal Defeasance, the Applicants shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (1) the Applicants have received from, or there has been published by, the Internal Revenue Service a ruling or (2) since the date of the New Note Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (3) in the case of Covenant Defeasance, the Applicants shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied against such deposit) at any time in the period ending on the 91st day after the deposit; (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (including the New Note Indenture and the senior credit facilities) to which the Applicants or any of its Subsidiaries is a party or by which the Applicants or any of its Subsidiaries are bound; (6) the Applicants must have delivered to the Trustee an Opinion of Counsel to the effect that as of the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (7) the Applicants must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Applicants with the intent of preferring the Holders of New Notes over the other creditors of the Applicants with the intent of defeating, hindering, delaying or defrauding creditors of the Applicants or others; and (8) the Applicants must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

F.	EVIDENCE REQUIRED TO BE FURNISHED BY THE CORPORATION TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND COVENANTS PROVIDED FOR IN THE NEW NOTE INDENTURE.

Rental will deliver to the Trustee within 90 days after the end of each fiscal year, an officers’ certificate stating that a review of the activities of Rental and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether Rental has kept, observed, performed and fulfilled its obligations under the New Note Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge Rental has kept, observed, performed and fulfilled each and every covenant contained in the New Note Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the New Note Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action Rental is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action Rental is taking or proposes to take with respect thereto.

9.	Other Obligors.

The Applicants’ obligations with respect to the New Notes will be guaranteed by each Subsidiary Guarantor as defined in the New Note Indenture. A schedule of the names and addresses of the Subsidiary Guarantors is set forth as Schedule I to the New Note Indenture.

10.	Contents of Application for Qualification.

This application for qualification comprises:

a.	Pages numbered 1 to 9 consecutively.

b.	The statement of eligibility and qualification on Form T-l of U.S. Bank National Association, as Trustee under the Indentures to be qualified.

c.	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit Number		Exhibit Name

Exhibit 3A	(1)	Certificate of limited partnership of Rental incorporated by reference to Exhibit 3.1 of Rental’s Registration Statement on Form S-4, as amended (Reg. No. 333-64993)

Exhibit 3A	(2)	Amended and Restated Agreement of Rental incorporated by reference to Exhibit 3.2 of Rental’s Registration Statement on Form S-4, as amended (Reg. No. 333-64993)

Exhibit 3A	(3)	Certificate of Incorporation of Crane Capital incorporated by reference to Exhibit 3.3 respectively of Rental’s Registration Statement on Form S-4, as amended (Reg. No. 333-64993)

Exhibit 3B		Bylaws of Crane Capital incorporated by reference to Exhibit 3.4 of Rental’s Registration Statement on Form S-4, as amended (Reg. No. 333-64993)

Exhibit Number	Exhibit Name

Exhibit 3C	Form of New Note Indenture governing the New Notes

Exhibit 3E	Offering Memorandum delivered to the holders of the Old Notes in connection with the Exchange Offer and Consent Solicitation*

Exhibit 3F	Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act

Exhibit 25.1	Form T-1 qualifying U.S. Bank National Association as Trustee under the New Notes Indenture.

* To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Anthony Crane Rental, L.P., a limited partnership organized and existing under the laws of the State of Pennsylvania and Anthony Crane Capital Corporation, a corporation organized and existing under the laws of the State of Delaware have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Pittsburgh, and State of Pennsylvania, on the 14th day of March, 2003.

ANTHONY CRANE RENTAL, L.P. By: ACR Management, L.L.C., its General Partner

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr.
Title: President

ANTHONY CRANE CAPITAL CORPORATION

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr.
Title: President